September 25, 2013

LIBERTY ALL-STAR® EQUITY FUND
ANNOUNCES FINAL RESULTS OF TENDER OFFER

Contact: Liberty All-Star Equity Fund 1-800-241-1850 www.all-starfunds.com	For Immediate Release

BOSTON, September 25, 2013 — Liberty All-Star® Equity Fund (the “Fund”) announced the final results of its tender offer (the “Offer”).  The Offer, which expired at 5:00 p.m. EST on September 23, 2013, was oversubscribed.

Based on information provided by Computershare Trust Company, the depositary for the Offer, approximately 64,581,723 shares of beneficial interest or approximately 34.2% of the Fund’s outstanding shares were properly tendered and not withdrawn.  The Fund has accepted 14,143,225 shares for payment at a price equal to $5.98 per share, which represents 96% of the Fund’s net asset value per share as of September 23, 2013. Because the Offer was oversubscribed, all tenders of shares are subject to proration in accordance with the terms of the Offer, including adjustments to avoid purchase of fractional shares.  Accordingly, on a pro rata basis, the Fund has accepted approximately 21.9% of the shares properly tendered in the Offer.  The Fund will purchase the shares that it has accepted for payment as promptly as practicable.

ALPS Advisors, Inc. is the investment advisor of the Fund, a multi-managed, closed-end investment company with more than $1.0 billion in net assets as of September 24, 2013.   The Fund’s shares are listed on the New York Stock Exchange under the symbol USA.  The Fund is a closed-end fund and does not continuously offer shares. The Fund trades in the secondary market, investors wishing to buy or sell shares need to place orders through an intermediary or broker. The share price of a closed-end fund is based on the market’s value.

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This press release contains forward-looking statements.  These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include references to completion of the Offer and the payment for shares related thereto.  These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance.  Results may differ due to various factors such as the possibility that conditions to completion of the Offer are not satisfied.  For further details of these risks, you should read the filings with the Securities and Exchange Commission related to the Offer, including the Schedule TO that has been filed and the documents referred to therein.  Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.